Filed by Northern Orion Resources Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Orion Resources Inc.
Commission File Number: 001-31927
Date: July 26, 2007

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com
NEWS RELEASE

July 26, 2007	NNO – TSX
NTO – AMEX

NORTHERN ORION ANNOUNCES AUGUST 14thRELEASE OF
SECOND QUARTER RESULTS AND
CONFIRMS FILING OF SHAREHOLDER CIRCULAR REGARDING
PROPOSED BUSINESS COMBINATION WITH YAMANA GOLD INC.

Release of Second Quarter Results

Northern Orion will release its second quarter results before the market opens on Tuesday, August 14, 2007 and will host a telephone conference call at 8:00 a.m. Pacific Time (11:00 a.m. Eastern) to discuss the results. The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until August 21, 2007 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and using the passcode 8157#. A live and archived audio webcast will also be available at www.northernorion.com.

Filing of Shareholder Circular Regarding
Proposed Business Combination with Yamana Gold Inc.

Northern Orion has filed with securities regulators in Canada and the United States the Notice and Information Circular for the Special Meeting of Shareholders to be held on August 22, 2007 in respect of the proposed business combination with Yamana Gold Inc.

Based on the closing prices of Yamana and Northern Orion as of the last trading day prior to the announcement of the business combination, the offer price to Northern Orion shareholders was C$7.07 per share representing a 23.1% premium to the Northern Orion closing share price on the TSX on that date. Based on the respective average closing prices for Yamana and Northern Orion shares for the 20 trading days on the TSX immediately preceding the announcement date, the premium was 28.4% .

A copy of the Circular and of the definitive business combination agreement and the loan agreement between Yamana and Northern Orion are filed under the profile of the company on www.sedar.com and on the SEC’s website at www.sec.gov.

“David Cohen”
David Cohen, President and CEO

For further information, please contact:

Investor Relations
1-866-608-9970
Email: info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction between Yamana and Northern Orion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct. Northern Orion is under no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance of forward-looking statements.